

April 23, 2015

Via E-mail
Robert McAllister
Chief Executive Officer
Enertopia Corp.
950 – 1130 West Pender Street
Vancouver, British Columbia
Canada V6E 4A4

> **Re:** **Enertopia Corp.**
> **Form 10-K for the Fiscal Year Ended August 31, 2014**
> **Response dated April 16, 2015**
> **File No. 000-51866**

Dear Mr. McAllister:

We have reviewed your April 16, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 7, 2015 letter.

General

1. We note your response to comment 1. Please refer to Item 1.02 of Form 8-K. Please file a Form 8-K to report the termination of the Green Canvas joint venture or explain why you believe that a report is not required.

The Green Canvas Joint Venture, page 23; Item 1A. Risk Factors, page 28; Risks Associated
with Our Business, page 28

2. We note your responses to comments 2 and 3. Please amend the Form 10-K for the fiscal
    year ended August 31, 2014 to provide disclosure consistent with your responses.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
44

Liquidity and Financial Condition, page 46

3. We note your response to comment 4. Please amend the Form 10-K to provide the
    revised disclosure.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer
Purchases of Equity Securities, page 36

4. On page 13 you state "[o]n August 12, 2010, we received approval for listing on the
    Canadian National Stock Exchange. Trading date commenced on August 13, 2010 under
    the symbol "TOP"." Please provide the information required by Item 201(a)(1)(iv) of
    Regulation S-K or advise.

Exhibits

5. We note your response to comment 6. Please amend your Form 10-K to include the joint
    venture agreements with Lexaria and Green Canvas as material contracts. See Item
    601(b)(10) of Regulation S-K.

    You may contact James Giugliano at (202) 551-3319 or Rufus Decker at (202) 551-3769
if you have questions regarding comments on the financial statements and related matters.
Please contact Ronald E. Alper, at (202) 551-3329, or me, at (202) 551-3795, with any other
questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director

cc: William L. Macdonald, Esq.
     Macdonald Tuskey